Exhibit 99.1

NYSE-A:ROY	NR 09-19
TSX:IRC	October 16, 2009

INTERNATIONAL ROYALTY

FILES CLAIM AGAINST VALE INCO FOR

UNDERPAYMENT OF ROYALTY

DENVER, COLORADO – October 16, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (“IRC” or the "Company"), as General Partner of the Labrador Nickel Royalty Limited Partnership (“LNRLP”), announced today that LNRLP has filed a claim in the Supreme Court of Newfoundland & Labrador against Vale Inco Limited (“Vale Inco”) and its wholly owned subsidiaries, Vale Inco Atlantic Sales Limited (“VIASL”) and Vale Inco Newfoundland and Labrador Limited (“VINL”), related to the calculation of the Net Smelter Return (“NSR”) on the sale of nickel concentrates from VINL’s Voisey’s Bay Mine to Vale Inco. The NSR is the basis for payment of the 3.0% royalty due to LNRLP, which is 90% owned by IRC.  The claim requests specific damages for underpayment of past royalties and an order in respect of the correct calculation of future payments.

The claim asserts that Vale Inco is underreporting the NSR in two ways:

1)

Payments made to VINL for the sale of nickel concentrates under the terms of non-arms length contracts between Vale Inco, VIASL and VINL do not represent fair market value and Vale Inco has incorrectly calculated the NSR paid to VINL through these contracts, and

2)

VINL has deducted certain income taxes that it pays to the Province of Newfoundland and Labrador in determining the NSR, which is not allowable under the royalty agreement.

If successful, the Company estimates that its share of the royalty underpayments up to June 30, 2009 would exceed US$26 million, before the deduction of royalty taxes.

International Royalty Corporation

International Royalty Corporation is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE-Amex (NYSE-A: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations in regards to the legal claim against Vale Inco and IRC’s analysis of such claim.  Financial information contained in this press release is unaudited.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of LNRLP to succeed in its claim against Vale Inco, estimates of royalties and potential back payments.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.